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May 22, 2007


Mr. James E. O'Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:   Aston Funds (the "Registrant")
               Definitive Proxy Statement
               File Number 811-8004
               ------------------------------

Dear Mr. O'Connor:

         This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the preliminary proxy statement filed with the Commission on May 11, 2007.

         The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.

Very truly yours,


Aston Funds


By: /s/ Gerald F. Dillenburg
    -----------------------------------
Name:   Gerald F. Dillenburg
Title:  Senior Vice President, Secretary and Treasurer